

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561   November 21, 2017

Henry Sicignano, III
Chief Executive Officer
22nd Century Group, Inc.
9530 Main Street
Clarence, NY 14031

        Re: 22nd Century Group, Inc.
               Registration Statement on Form S-3
               Filed November 1, 2017
               File No. 333-221270

Dear Mr. Sicignano:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Julie Griffith at 202-551-3267 with any questions.

                        Sincerely,

                        /s/ Justin Dobbie

                        Justin Dobbie
                        Legal Branch Chief
                        Office of Transportation and Leisure